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                                                               EXHIBIT (A)(5)(D)



                     IN THE SUPERIOR COURT OF FULTON COUNTY

                                STATE OF GEORGIA

------------------------------------------
                                         :
JOSEPH DURGIN, On Behalf of Himself and  :
All Others Similarly Situated,           :        Civil Action No.
                                         :
Plaintiff,                               :        CLASS ACTION
                                         :        ------------
vs.                                      :
                                         :
COX COMMUNICATIONS, INC., JAMES O.       :
ROBBINS, JAMES C. KENNEDY, G.            :
DENNIS BERRY, JANET M. CLARKE,           :
ROBERT C. O'LEARY, RODNEY W.             :
SCHROCK AND ANDREW J. YOUNG,             :
                                         :
Defendants.                              :


COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges as follows:

                              SUMMARY OF THE ACTION


         1. This is a stockholder class action brought by plaintiff on behalf of the holders of Cox Communications, Inc. ("Cox" or the "Company") common stock against Cox's directors arising out of their attempts to provide certain Cox insiders and directors with preferential treatment in connection with their efforts to complete the sale of Cox to Cox Enterprises, Inc. ("CEI") which owns approximately 62% of the outstanding shares and has a 73% voting interest (the "Acquisition"). This action seeks equitable relief only.

         2. In pursuing the unlawful plan to sell Cox, each of the defendants as joint tortfeasors, violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.



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         3.       In fact, instead of attempting to obtain the highest price reasonably available for Cox for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of CEI.

         4. In essence, the proposed Acquisition by CEI is the product of a hopelessly flawed process that was designed to ensure the sale of Cox to one buying group, and one buying group only, on terms preferential to CEI and to subvert the interests of plaintiff and the other public stockholders of Cox.

                             JURISDICTION AND VENUE


         5. This Court has jurisdiction over the cause of action asserted herein pursuant to O.C.G.A. Section 9-10-30, because this case is a cause not given by statute to other trial courts.

         6. This Court has jurisdiction over defendants because they are registered to transact business in Georgia, they conduct business in Georgia, and/or they are citizens of Georgia. This action is not removable.

         7. Venue is proper in this Court because this county is the residence of one or more of the Defendants against whom substantial relief is prayed. In addition, the conduct at issue took place and had an effect in this County. Venue as to the non Fulton County defendants is proper because they are joint tortfeasors with the Fulton County resident defendant(s).

                           PARTIES AND OTHER ENTITIES


         8. Plaintiff Joseph Durgin is, and at all times relevant hereto was, a shareholder of Cox.


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         9.       Cox is a Delaware corporation based in Atlanta, Georgia. Cox can be served with process through its registered agent, Corporation Service Company, 40 Technology Parkway South, #300, Norcross, Georgia 30092.

         10. Defendant James O. Robbins is a director of the Company. He is also the President and Chief Executive Officer ("CEO"). He joined Cox in September 1983 and has served as Vice President, Cox Cable New York City and as Senior Vice President, Operations of Cox. Defendant Robbins can be served with process at Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

         11. Defendant James C. Kennedy is a director of the Company. He is also the Chairman of the Board of Directors (the "Board") of Cox. He is also Chairman of the Board and CEO of CEI. He was CEI's President and Chief Operating Officer ("COO"). He joined CEI in 1972, and initially worked with CEI's Atlanta Newspapers. He is Chairman of the Board of Cox Radio, Inc., a majority-owned subsidiary of CEI. Defendant Kennedy is a resident of Georgia and can be served with process at Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

         12. Defendant G. Dennis Berry is a director of the Company. He is also the President and COO of Cox. He was President and CEO of Manheim Auctions, Inc., a wholly-owned subsidiary of CEI, from 1995 through October 2000. He also serves as a director of CEI and Cox Radio, Inc., a majority-owned subsidiary of CEI. Defendant Berry is a resident of Georgia and can be served with process at Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.

         13. Defendant Janet M. Clarke is a director of the Company and is believed to be a resident of Florida.


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         14.      Defendant Robert C. O'Leary is a director of the Company. He was Executive Vice President and Chief Financial Officer ("CFO") of CEI since December 1999. He joined Cox in 1982 as Vice President of Finance and later that year was promoted to Senior Vice President of Finance. He was promoted to Senior Vice President of Finance and Administration of Cox in 1986, and to Senior Vice President of Operations, Western Group, in 1989. In August 1996, he transferred to CEI, becoming its Senior Vice President and CFO. Defendant O'Leary is a resident of Georgia and can be served with process at 691 W. Conway Drive, NW, Atlanta, Fulton County, Georgia 30327.

         15. Defendant Rodney W. Schrock is a director of the Company. Defendant Schrock can be served with process at 17300 Phillips Avenue, Los Gatos, California 95032.

         16. Defendant Andrew J. Young is a director of the Company. Defendant Young is a resident of Georgia and can be served with process at 1088 Veltre Circle, SW, Atlanta, Georgia 30311.

         17. The defendants named above in Paragraphs 10-16 are sometimes collectively referred to herein as the "Individual Defendants."

                          DEFENDANTS' FIDUCIARY DUTIES


         18. In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Cox, are obligated to refrain from:

                  (a) participating in any transaction where the directors' or officers' loyalties are divided;

                  (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or


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                  (c)      unjustly enriching themselves at the expense or to
the detriment of the public shareholders.

         19. Plaintiff alleges herein that the Individual Defendants, jointly and severally, in connection with the sale of Cox, violated the fiduciary duties owed to plaintiff and the other public shareholders of Cox, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

         20. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Cox, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS


         21. Plaintiff brings this action on his own behalf and as a class action pursuant to O.C.G.A. Section 9-11-23 on behalf of all holders of Cox stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

         22.      This action is properly maintainable as a class action.

         23. The Class is so numerous that joinder of all members is impracticable. According to Cox's Securities and Exchange Commission ("SEC") filings, there were approximately 600 million shares of Cox common stock outstanding.


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         24.      There are questions of law and fact which are common to the
Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

                  (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

                  (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

                  (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Cox;

                  (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

                  (e) whether the defendants, in bad faith and for improper motives, have impeded or erected bathers to discourage other offers for the Company or its assets; and

                  (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.


         25. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

         26. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.


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         27.      The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

         28. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

         29. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                     BACKGROUND TO THE PROPOSED ACQUISITION


         30. On August 2, 2004, CEI issued a press release entitled, "COX ENTERPRISES, INC. PROPOSES TO ACQUIRE PUBLIC MINORITY STAKE IN COX COMMUNICATIONS, INC.; PROPOSAL PRICE OF $32 IN CASH PER SHARE FOR 38% PUBLIC STAKE; COX COMMUNICATIONS, INC. WOULD BECOME WHOLLY OWNED BY COX ENTERPRISES, INC." The press release stated in part:

                           "For CEI, this is a chance to make a substantial
                  additional investment in an asset we know well. An increasingly competitive environment convinces us that future investments in the cable industry are best made through a private company structure," he said.

                           Following the announcement, CEI expects the Board of
                  Directors of CCI to form a special committee of independent directors to consider the proposal with the assistance of outside financial and legal advisors and to negotiate the proposal with CEI. Directors of CCI affiliated with CEI will not participate in the evaluation of the proposal, which requires the approval of the special committee.

                           Following successful conclusion of negotiations with
                  the special committee, CEI expects to file appropriate materials with the Securities and Exchange Commission and mail such materials


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                  to CCI shareholders. CEI currently contemplates the
                  transaction would be implemented through a cash tender offer for the publicly held CCI shares followed by a cash merger at the same per share price paid in the tender offer.

                           CEI has advised CCI that CEI's sole interest is in
                  acquiring the remaining shares of CCI held by the minority shareholders and that it has no interest in a disposition of its controlling equity and voting stake in CCI.

                           Citigroup Global Markets and Lehman Brothers, Inc.
                  are serving as CEI's financial advisors in the transaction and have committed to provide $7.9 billion to fund the tender offer and merger, as well as related fees and expenses, under a $10 billion total funding commitment. The remaining $2.1 billion will be used to refinance existing indebtedness at CEI and for working capital and other corporate purposes.

         31. Later on August 2, 2004, Cox issued a press release entitled, "RESPONSE FROM COX COMMUNICATIONS, INC., REGARDING COX ENTERPRISES, INC.'S PROPOSAL TO ACQUIRE PUBLIC MINORITY SHARES." The press release stated in part:

                           Cox Communications, Inc. has received Cox
                  Enterprises' proposal to acquire the outstanding, publicly-held minority interest in Cox Communications.

                           Cox Communications' Board of Directors will appoint a
                  special committee of independent directors to review Cox Enterprises' proposal.

                           We expect this process to have no impact on
                  day-to-day business operations. We do not intend to comment further at this time.


                                  SELF-DEALING


         32. By reason of their positions with Cox, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Cox, and especially the true value and expected increased future value of Cox and its assets, which they have not disclosed to Cox's public stockholders. Moreover, despite their duty to maximize


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shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Cox's public shareholders.

         33. The proposed sale is wrongful, unfair and harmful to Cox's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of CEI on unfair terms.

         34. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

                  Act independently so that the interests of Cox's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

                  Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Cox's public stockholders.


                                 CAUSE OF ACTION


                      CLAIM FOR BREACH OF FIDUCIARY DUTIES


         35. Plaintiff repeats and realleges each allegation set forth herein.

         36. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of Cox and have acted to put their personal interests ahead of the interests of Cox's shareholders.


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         37.      By the acts, transactions and courses of conduct alleged
herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

         38. The Individual Defendants have violated their fiduciary duties by seeking to sell the Company, without regard to the fairness of the transaction to Cox's shareholders. Defendant Cox directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Cox stock.

         39. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Cox because, among other reasons:

                  (a)      they failed to properly value Cox; and

                  (b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

         40. Because the Individual Defendants dominate and control the business and corporate affairs of Cox, and are in possession of private corporate information concerning Cox's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Cox which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

         41. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.


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         42.      As a result of the actions of defendants, plaintiff and the
Class will suffer irreparable injury as a result of defendants' self dealing.

         43. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Cox's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

         44. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties owed to the members of the Class.

         45. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Cox's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

         46. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                                PRAYER FOR RELIEF


         WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor o f the Class and against defendants as follows:

         A. Declaring that this action is properly maintainable as a class action;


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         B.       Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

         C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

         D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Cox's shareholders;

         E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

         F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

         G. Granting such other and further relief as this Court may deem just and proper.

         This 3rd day of August, 2004.


                                /s/ Steven J. Estep
                                -------------------
                                Steven J. Estep
                                Georgia Bar No. 250450

                                COHEN, COOPER, ESTEP & MUDDER
                                3350 Riverwood Parkway
                                Suite 2220
                                Atlanta, GA 30339
                                Tel: (404) 814-0000
                                Fax: (404) 816-8900

                                ROBBINS UMEDA & FINK, LLP
                                Brian J. Robbins
                                Marc M. Umeda
                                101 Second Avenue, Suite 2360
                                San Diego, CA 92101
                                Tel: (619) 525-3990
                                Fax: (619) 525-3991

                                Attorneys for Plaintiff


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